Exhibit 99.1

First Mining Provides Update on Springpole Technical Programs and Announces Senior Management Change

VANCOUVER, BC, Jan. 11, 2022 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to provide an update on the ongoing technical work at its Springpole Gold Project ("Springpole" or the "Project") located in Ontario.

Since completing the Pre-Feasibility Study for Springpole (the "Springpole PFS") in January 2021, First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Environmental Assessment ("EA") process and into the Feasibility Study ("FS") process.  These programs are ongoing and include Feasibility-level metallurgical test work, reviewing opportunities to reduce the project's greenhouse gas footprint ("GHG"), exploring renewable power generation opportunities, environmental data collection, and EA document preparation.

Metallurgical Program

The focus of the Feasibility-level metallurgical program is to confirm metallurgical information and the process design of the Springpole PFS and explore opportunities to enhance metal recoveries and reduce operating and capital costs for Springpole by testing advanced flotation technologies, including the Woodgrove Direct Flotation Reactor.  The metallurgical testing in 2021 took 2.4 tonnes of metallurgical samples collected from 10 drill holes to form three production composites that underwent advanced metallurgical testing, as well as 10 variability composites. The initial results support the test work and assumptions that were used in the Springpole PFS and warrant a more detailed analysis of simplifying the flotation flow sheet, compared to the Springpole PFS.

Filtration test work is also underway to optimize the size of the filter plant that feeds the dry-stack tailings facility.  There is a potential opportunity to reduce the size of the filter plant which may represent a potential decrease to the initial process plant capital cost, when compared to the Springpole PFS.  More detailed analysis will be completed during the FS.

First Mining will release results from the metallurgical program when it is completed, which is expected to be in Q2 2022.

Greenhouse Gas ("GHG") Footprint Reduction – Electric Assist Haul Trucks

Following the completion of the Springpole PFS, First Mining completed an analysis of potential GHG emissions from the Project and determined that opportunities exist to reduce GHG emissions by reducing diesel consumption associated with the haul trucks with the addition of trolley assist in various areas of the mine.  Given that the Project is scoped to be tied to the power grid, First Mining commissioned AGP Consulting to study the impact and benefit of a number of electric haul assist technologies. More detailed analysis is warranted and will be carried out during the FS.

Renewable Power Generation Opportunities

First Mining commissioned SLR Consulting ("SLR") to complete an initial scoping study of the opportunities to incorporate renewable power generation into the project development plan at Springpole.  The Springpole area is endowed with potentially economic wind and solar resources, as well as a significant biomass opportunity which has been previously studied for the region.  The SLR study concluded that wind and solar were both viable potential supplemental power sources for the Project that warrant further study.  In furtherance of this, First Mining has commenced site-specific, investment grade data collection for wind resources and will explore opportunities with the local communities to better understand avenues for partnership in a potential renewable power development.

Environmental Data Collection

The 2021 environmental field work activities involved a comprehensive program to supplement the baseline data that had been collected over several previous years. The studies covered a broad range of disciplines across the biological, physical and human environments including air quality, noise, surface water, groundwater, geochemistry, aquatic biology, terrestrial vegetation and wildlife, archaeology, and cultural heritage. Two air quality monitoring stations near the Project site have been established to gather continuous samples, and noise levels were measured at two monitoring locations under "leaves-on" and "leaves-off" conditions.

Surface water studies included monthly surface water quality sampling at 25 locations, flow measurements at six locations, and lake level measurements at eight locations. Hydrogeological testing was conducted to improve the understanding of groundwater movement in the area and groundwater quality samples were collected at 11 monitoring wells. The geochemical characterization program included static and kinetic testing of mine rock and tailings as well as static testing of aggregate and overburden. An aerial survey was undertaken early in the year to study Boreal Caribou and other ungulates and furbearers.

Other key wildlife and habitat studies included bird and bat surveys as well as vegetation community and wetland mapping. Extensive aquatic studies were undertaken including fish community and habitat assessments, fish tissue sampling, as well as plankton and benthic invertebrate studies. A Stage 2 Archaeological Assessment for the mine site area and cultural heritage information gathering and evaluation were also completed in 2021. The information collected will inform the EA and First Mining will continue to collect data on the existing environment in 2022 to support future permitting.

Environmental Assessment Preparation

Following a successful environmental field season and the approval of the Provincial EA Terms of Reference on November 8, 2021, Wood plc, on behalf of First Mining, has undertaken technical modelling to inform the EA documentation covering key areas of the environment at Springpole, including geochemistry, groundwater quantity and quality, surface water quality, hydrology, air quality, noise and vibration, and terrestrial components.  The technical work is being documented and will be presented in a draft EA that will be publicly disclosed and available for review when completed.

Key Catalysts for Springpole Project Development in 2022

First Mining is anticipating a number of important project advancements in 2022, including:

  Commencement of Feasibility Study process
  Results of metallurgical studies expected in Q2 2022
  Final results of other process optimization trade-off studies to be included in the FS
  Completion and submission of the Draft Environmental Assessment

Senior Management Change

Ken Engquist, the Company's Chief Operating Officer, will be leaving his role at First Mining, effective January 14, 2022, to pursue another opportunity in the mining industry.

Over the past year, under Ken's leadership, First Mining has built a strong team of VP-level professionals that will ensure the continuity of First Mining's ongoing technical and environmental programs at its mineral projects, including Steve Lines, VP, Environment and Community Relations, David Baldwin, VP, Project Development and James Maxwell, VP, Exploration.  Steve, David and James are all part of First Mining's senior leadership team and will ensure a seamless transition as First Mining continues to advance its exploration and development objectives.  First Mining has commenced a search for a new Chief Operating Officer.

"Ken has been an important member of the team since joining First Mining in 2019 and we are thankful for his contributions.  We wish him well in his future endeavours," stated Dan Wilton, CEO of First Mining.  "First Mining has assembled a highly experienced team over the last couple of years and we look forward to continued progress under the technical leadership of Steve, David and James as we advance Springpole and our other projects."

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of a draft Environmental Assessment ("EA") / Environmental Impact Statement ("EIS") for the project targeted for 2022. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath Gold Complex toward construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

  www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the timing for completion of the Feasibility-level metallurgical program for the Springpole Gold Project; (ii) the potential reduction in the size of the filter plant for the Springpole Gold Project and any associated reduction in capital costs; (iii) the Company carrying out more detailed analysis during the FS process with respect to utilizing a number of electric haul assist technologies at the Project; (iv) the Company's plans to explore opportunities with the local communities around Springpole to partner in renewable power development opportunities; (v) the Company continuing to collect data in 2022 on the existing environment at Springpole to support future permitting; (vi) the Company's anticipated catalysts for 2022 and timing associated with those catalysts; (vii) the timing for the departure of the Company's Chief Operating Officer and the timing to complete a search for his replacement; (viii) the geologic potential of the Company's portfolio of Canadian gold projects; (ix) the Company's focus on advancing its assets towards production; * timing for the submission of the EA/EIS for the Springpole Gold Project; and (xi) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation: the potential offering of any securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approval for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com; Richard Huang | Vice President, Corporate Development | Email: rhuang@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 11-JAN-22